Childwise International LLC
Statement of Cash Flows
January through November 2020

	Jan - Nov 20
OPERATING ACTIVITIES	
Net Income	-128,121.89
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-12,490.00
line of credit to ChinaWise	13,700.00
Prepaid expenses to vendors	-19,500.00
Accounts Payable	20,026.00
5th 3rd Bank Mastercard (JZC)	-1,853.09
AMEX (JMC)	-5,507.00
AMEX (JZC)	1,165.91
B of A Visa (JZC)	-1,064.00
Capital One MasterCard (JZC)	-1,447.00
Capital One Visa (JMC)	-3,490.60
Chase CW Visa (JZC)	-1,377.22
Chase GCSR Visa (JZC)	-1,127.00
Discover (JZC)	-1,083.38
Redcard Mastercard (JMC)	1,657.35
Direct Deposit Liabilities	-3,696.86
Interspace Global Loan	25,000.00
Loan (BX)	4,083.95
Loan (HFZ)	15,000.00
Loan (JMC)	14,500.00
Newport Capital Group Loan	29,256.00
Payroll Liabilities	1,810.44
Promissory Note (Jasmine Z.)	200,000.00
Net cash provided by Operating Activities	145,441.61
INVESTING ACTIVITIES	
Computer hardware	-1,009.36
Furniture and Equipment	-355.11
Net cash provided by Investing Activities	-1,364.47
FINANCING ACTIVITIES	
Member 1 Draws	-38,874.28
Net cash provided by Financing Activities	-38,874.28
Net cash increase for period	105,202.86
Cash at beginning of period	8,304.76
Cash at end of period	**113,507.62**